UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 23 March, 2009

ASX & MEDIA RELEASE
23 MARCH, 2009

BOARD CHANGES AT NOVOGEN LIMITED

Novogen Limited (ASX:NRT; NVGN: Nasdaq) is pleased to announce the appointment of Mr William D Rueckert to its Board of Directors.

The advantage for Novogen of Mr Rueckert becoming a director is that he is already familiar with the group, having been a Director for two years on the boards of subsidiaries, Glycotex and Marshall Edwards, and brings considerable US based commercial experience.

Mr Rueckert is the Managing Member of Oyster Management Group LLC and is a Director of Glycotex, Inc., an 83 per cent owned unlisted subsidiary of Novogen Limited.  Mr Rueckert was formerly a Director of Emergency Filtration Products, Inc., a public manufacturer and marketer of respiratory filtration devices, president and director of Eastern Capital Development, LLC since 1999, president and director of Rosow & Company, a private investment firm based in Connecticut since 1990, treasurer of Moore & Munger, Inc. a company with interests in the petroleum and resort development industries, from 1988 until 1990, and was president of United States Oil Company, a publicly traded oil exploration business, from 1981 to 1988.  Among his many civic associations, Mr Rueckert is director and president of the Cleveland H. Dodge Foundation, a private philanthropic organization in New York City and chairman of the Board of the Trustees of Teachers College, Columbia University.

Mr Rueckert has resigned as a director of Marshall Edwards Inc, the 72 per cent US subsidiary of Novogen Limited.

Welcoming Mr Rueckert to the Novogen board its Chairman, Philip Johnston, said his particular expertise and experience would bring additional strong commercial acumen to the Board and in particular his knowledge of all facets of the US capital markets.  His two years on the boards of Marshall Edwards and Glycotex have further equipped Mr Rueckert with a detailed understanding of the operations of the Novogen Group.

Novogen Limited also announces that  Mr Peter Simpson will retire as a director prior to 30 June, 2009.

At Novogen’s AGM last year Mr Simpson, having been a Director for 15 years, indicated his intention to resign this year after a suitable replacement was found.